Mail Stop 4561

February 15, 2007

Ms. Susan J. Allread
Chief Financial Officer and Secretary
Greenville Federal Financial Corporation
690 Wagner Avenue
Greenville, OH 45331

> Re: **Greenville Federal Financial Corporation**
>   **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
>   **Filed September 27, 2006**
>   **File No. 000-51668**

Dear Ms. Allread:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

Exhibit 13 – 2006 Annual Report

Consolidated Financial Statements

Consolidated Statements of Earnings, page 21

1.   We note your disclosure on page 32 that presenting earnings per share is not applicable for either of the periods presented as the company was not a stock organization for a full year. Paragraph 38 of SFAS 128 requires that earnings per share data should be presented for all periods for which an income statement is

presented. Paragraph 59 of SFAS 128 provides guidance for reorganization situations and states that earnings per share computations shall be based on an analysis of the particular transaction and the provisions of the Standard. Based on your specific facts and circumstances, it appears that your reorganization represents both the issuance of new shares to the public and a change in capital structure similar to that of a stock dividend or stock split. Paragraph 54 of SFAS 128 provides that computations of basic and diluted earnings per share shall be adjusted retroactively for all periods presented to reflect changes in capital structure. In future filings please present earnings per share data for each period presented considering the following computational guidance:

- for periods prior to your conversion to stock ownership, historical earnings per share should be retroactively calculated based on the number of shares issued to the mutual holding company; and

- for the fiscal year ended June 30, 2006 the shares issued to the mutual holding company should be reflected as being issued and outstanding as of the beginning of your fiscal year and the shares issued in your public offering should be reflected only from the date of issuance.

Using your determination of earnings per share for the year ended June 30, 2006 please provide us with your proposed future disclosure, including a financial statement footnote to describe how earnings per share is determined.

Note B – Investment and Mortgage-Backed Securities, page 34

2. We note your disclosure on page 37 the unrealized losses on the asset management fund are expected to recover as the underlying adjustable-rate securities re-price. Please provide us with your comprehensive analysis describing your basis for concluding that this investment was not other than temporarily impaired as of June 30, 2006 and December 31, 2006. Please address the following in your analysis:

- the nature of the investment, including the issuer and terms;
- how you considered the length of time and the extent to which the market value has been less than cost;
- your basis for concluding that a recovery of market value is likely for equity securities, which do not have contractual provisions for a return of your principal investment;
- the correlation of the changes in the fair value of the investment compared to the specific interest rate index to which you believe the investment is most closely related over your past two fiscal years and the six months ending December 31, 2006;

- the correlation of the changes in the fair value of the investment compared to the underlying adjustable-rate securities re-pricing over your past two fiscal years and the six months ending December 31, 2006;
- the correlation between your established expectations and the actual changes in net asset value of the fund over your past two fiscal years and the six months ending December 31, 2006;
- your expectations regarding extent and timing of interest rate movements and re-pricing of the underlying adjustable-rate securities and the impact on the investment's market value;
- your estimate of the forecasted time period in which the investment will recover its value up to your cost basis;
- any other evidence you considered; such as industry analyst reports, volatility of the security's fair value; and
- at what point would you conclude that the investment was other than temporarily impaired, including duration and severity of the unrealized loss, changes in interest rates, differences between your established expectations and the actual changes in net asset value of the fund.

Please refer to FSP 115-1 and SAB Topic 5.M. In addition, consider the guidance in Section II.H(1) of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance available on our web-site at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief